EXHIBIT 99.E-1

RECENT DEVELOPMENTS IN THE REPUBLIC OF SOUTH AFRICA AS OF APRIL 8, 2020

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2019 on Form 18-K filed with the Securities and Exchange Commission on March 19, 2020, as amended from time to time (“Annual Report for 2019”). To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2019, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2019.

Recent Public Health Developments

In December 2019, the emergence of a new strain of the coronavirus (COVID-19) was reported in Wuhan, Hubei Province, China that has subsequently spread throughout the world, including South Africa. On January 30, 2020, the World Health Organization declared coronavirus (COVID-19) a public health emergency of international concern and on March 11, 2020 the World Health Organization declared coronavirus (COVID-19) a global pandemic. The coronavirus (COVID-19) outbreak is currently having a significant short-term adverse impact on the global economy, including sharp reductions in GDP and financial markets, but the medium and longer-term implications are difficult to predict. In South Africa, the coronavirus (COVID-19) outbreak has had an adverse impact across various sectors of the economy including the financial markets, which have experienced significant sell-offs in equities, bonds and exchange rates following developments related to the outbreak and recent ratings actions. See “Recent Ratings Developments” below.

To prevent the spread of coronavirus (COVID-19), on March 15, 2020, South Africa imposed travel restrictions, closed educational institutions and prohibited gatherings of more than 100 persons, among other restrictions. On March 23, 2020, President Cyril Ramaphosa announced a nation-wide 21-day lockdown, which commenced on March 27, 2020, as well as more comprehensive travel restrictions and mandatory self-quarantining measures. Essential services such as health services, grocery stores, pharmacies, laboratories, emergency personnel and security services are exempt from the lockdown and continue to operate. On March 30, 2020, the President announced the rollout of a screening, testing, tracing and medical management programme. This programme includes the deployment of approximately 10,000 field workers to conduct door-to-door screenings for coronavirus (COVID-19) symptoms in the most vulnerable communities, whereby individuals presenting potential symptoms of coronavirus (COVID-19) will be referred for testing at a local clinic, hospital or mobile testing unit, and the rollout of a tracing system using mobile technology, among other initiatives.

In addition, the Government has announced a number of interventions to support South Africa’s economy and mitigate the economic impact of coronavirus (COVID-19). These measures include support for businesses through an expansion of the Employment Tax Incentive, an extension for certain businesses’ pay-as-you-earn tax payments and the allocation of additional funding for certain SMEs and firms producing essential goods, as well as support for workers and individuals through the creation of a special COVID-19 Temporary Employer/Employee Relief Scheme. In addition, on March 19, 2020, the SARB announced a reduction in the repo rate of 100 basis points, from a level of 6.25% to 5.25%. The SARB has also announced a set of interventions to stabilize financial markets and ensure sufficient liquidity in money markets, including additional liquidity provision both overnight and on a term basis to clearing banks, an increase in the penalty for placing funds back with the SARB at end of day square-off, and the purchases of government bonds in the secondary market. In addition, the Prudential Authority has announced certain regulatory measures to provide temporary liquidity relief to banks, controlling companies of such banks and branches of foreign institutions.

While the economic cost of coronavirus (COVID-19) is difficult to predict, according to tentative projections from the SARB released on April 6, 2020, South African GDP is expected to contract by 2-4% in 2020 (as compared to the expected growth of 0.9% stated in the Budget Review 2020). The Government is continuing to assess the impact of coronavirus (COVID-19) and the recent ratings developments described below on the fiscal framework presented in the Budget Review 2020 and any updates to the fiscal framework are expected to be presented in the Medium Term Budget Policy Statement in October 2020.

Recent Ratings Developments

South Africa’s sovereign credit ratings have recently been revised by Fitch and Moody’s and are now below investment grade according to the three major ratings agencies (Moody’s, S&P and Fitch). South Africa’s current long-term foreign-currency (“LTFC”) and long-term local-currency (“LTLC”) ratings are set forth below.

Rating Agency	Credit Rating Action	Action	LTFC	LTLC	Outlook
Fitch	3 April 2020	Downgrade	BB	BB	Negative
Moody’s	27 March 2020	Downgrade	Ba1	Ba1	Negative
S&P	22 November 2019	Affirm	BB	BB+	Negative

On March 27, 2020, Moody’s downgraded the sovereign’s credit ratings to ‘Ba1’ from ‘Baa3’ and maintained a negative outlook. According to Moody’s, the key driver for the rating downgrade is the continuing deterioration in fiscal strength and structurally very weak growth, which Moody’s does not expect current policy settings to address effectively. The negative outlook reflects the risk that economic growth will prove even weaker and the debt burden will rise even faster and further than currently expected, weakening debt affordability and potentially, access to funding.

On April 3, 2020, Fitch downgraded South Africa’s credit ratings to ‘BB’ from ‘BB+’ and maintained a negative outlook. According to Fitch, the downgrade is a result of the lack of a clear path towards government debt stabilization as well as the expected impact of the coronavirus (COVID-19) outbreak on public finances and economic growth. The negative outlook reflects the prospect of further significant upside pressure on government debt and additional downside risks associated with the coronavirus (COVID-19) outbreak.

The downgrades by Moody’s and Fitch, to one notch below investment grade and a further notch below investment grade, respectively, add to the prevailing financial market stress in South Africa, which has been impacted by the coronavirus (COVID-19) and other recent developments. In addition, the Moody’s downgrade will result in South Africa being excluded from the FTSE World Government Bond Index and the government bond market is expected to experience further capital outflows as fund managers with investment grade mandates will be forced to sell South African government bonds. Non-residents currently hold approximately 37% (R800 billion) of the total domestic government bonds and the number is expected to significantly decline due to the combined impact of coronavirus (COVID-19) and the sovereign downgrades. In addition, interest rates for the Government, households and the broader South African economy are expected to increase as a result of the downgrades. These developments are expected to have an adverse impact on the Republic’s cost of borrowing and economic growth.